                                   EXHIBIT 4

                                 STRESS TABLES

     EFFECT OF A PERMANENT CHANGE IN LEASE RENTALS

     We have prepared the tables below based on the assumptions, except that we have varied the revenue received by AerCo Group from lease rentals by the indicated percentages, beginning in years 3 and 6. If AerCo Group received actual lease rentals as indicated below and all of the other assumptions occurred, then the expected maturities and weighted average lives of the relevant subclasses of notes would be as set forth below.

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A PERMANENT CHANGE IN LEASE RENTALS, BEGINNING IN YEAR 3

                                                PERMANENT CHANGE IN LEASE RENTALS
                                                 AS A PERCENTAGE OF LEASE RENTALS
                       ------------------------------------------------------------------------------------
                       BASE CASE +10%    BASE CASE +5%      BASE CASE      BASE CASE -5%     BASE CASE -10%
                       --------------    --------------    ------------    --------------    --------------
                        EXP      AVG      EXP      AVG     EXP     AVG      EXP      AVG      EXP      AVG
                       -----    -----    -----    -----    ----    ----    -----    -----    -----    -----
Subclass A-3.........   1.9      1.9      1.9      1.9      1.9     1.9     1.9      1.9      1.9      1.9
Subclass A-4.........  10.8      4.7     10.8      4.8     10.8     4.8    10.8      4.8     10.8      5.0
Subclass B-2.........   7.9      6.7      7.9      6.8      7.9     6.8     7.9      6.8      7.9      6.8
Subclass C-2.........   7.9      6.8      7.9      6.8      7.9     6.8     7.9      6.8      7.9      6.9

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A PERMANENT CHANGE IN LEASE RENTALS, BEGINNING IN YEAR 6

                                                PERMANENT CHANGE IN LEASE RENTALS
                                                 AS A PERCENTAGE OF LEASE RENTALS
                       ------------------------------------------------------------------------------------
                       BASE CASE +10%    BASE CASE +5%      BASE CASE      BASE CASE -5%     BASE CASE -10%
                       --------------    --------------    ------------    --------------    --------------
                        EXP      AVG      EXP      AVG     EXP     AVG      EXP      AVG      EXP      AVG
                       -----    -----    -----    -----    ----    ----    -----    -----    -----    -----
Subclass A-3.........   1.9      1.9      1.9      1.9      1.9     1.9     1.9      1.9      1.9      1.9
Subclass A-4.........  10.8      4.8     10.8      4.8     10.8     4.8    10.8      4.8     10.8      4.8
Subclass B-2.........   7.9      6.8      7.9      6.8      7.9     6.8     7.9      6.8      7.9      6.8
Subclass C-2.........   7.9      6.8      7.9      6.8      7.9     6.8     7.9      6.8      7.9      6.8

     EFFECT OF PERMANENT DECLINE IN PORTFOLIO VALUE

     If the value of the portfolio, as adjusted for our appraisals, becomes significantly less than the value of the portfolio based on the assumptions, the Scheduled Principal Payment Amount payable to holders of the class A notes may be increased. Payment of this increased amount may shorten the weighted average lives of the class A notes and lengthen the weighted average lives of the subclasses of notes that rank behind the class A notes in priority of payment. The following tables show the expected maturity and weighted average life of each subclass of notes if the adjusted portfolio value permanently declined to a given percentage of the assumed portfolio value, beginning in years 1 and 5.

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A PERMANENT CHANGE IN PORTFOLIO VALUE, BEGINNING IN YEAR 1

                                                       ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE OF
                                                       ASSUMED PORTFOLIO VALUE BEGINNING IN YEAR 1
                                                  -----------------------------------------------------
                                                     100%*          90%           80%           70%
                                                  -----------   -----------   -----------   -----------
                                                  EXP    AVG    EXP    AVG    EXP    AVG    EXP    AVG
                                                  ----   ----   ----   ----   ----   ----   ----   ----
Subclass A-3....................................   1.9    1.9    1.9    1.9    1.9    1.9    1.9    1.9
Subclass A-4....................................  10.8    4.8   10.8    4.7   10.8    4.1   10.8    4.0
Subclass B-2....................................   7.9    6.8    7.9    6.9    7.9    6.9    7.9    6.9
Subclass C-2....................................   7.9    6.8    7.9    6.8    7.9    7.2    7.9    7.6

---------------

* Base Case

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES ASSUMING A PERMANENT CHANGE IN PORTFOLIO VALUE, BEGINNING IN YEAR 5

                                                       ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE OF
                                                       ASSUMED PORTFOLIO VALUE BEGINNING IN YEAR 5
                                                  -----------------------------------------------------
                                                     100%*          90%           80%           70%
                                                  -----------   -----------   -----------   -----------
                                                  EXP    AVG    EXP    AVG    EXP    AVG    EXP    AVG
                                                  ----   ----   ----   ----   ----   ----   ----   ----
Subclass A-3....................................   1.9    1.9    1.9    1.9    1.9    1.9    1.9    1.9
Subclass A-4....................................  10.8    4.8   10.8    4.8   10.8    4.6   10.8    4.6
Subclass B-2....................................   7.9    6.8    7.9    6.8    7.9    6.9    7.9    6.9
Subclass C-2....................................   7.9    6.8    7.9    6.8    7.9    7.1    7.9    7.3

---------------

* Base Case

     EFFECT OF CYCLICAL VARIATIONS IN LEASE RENTALS AND PORTFOLIO VALUE -- "RECESSION SCENARIOS"

     Historically, the aviation industry has experienced cyclical swings in the supply and demand for aircraft. Operating lease companies, such as members of AerCo Group, would be negatively affected by a decline in the demand for aircraft. We have assumed that such a decline in demand or "recession" (as used in this discussion) will result in a decline in aircraft values and an increase in defaults and downtime, and a decline in operating lease rates. In that case, lease rentals would decline.

     We have prepared the following tables to show the effect on assumed maturities and weighted average lives of the subclass B-2 and subclass C-2 notes if recessions of different lengths were to occur in the future. In preparing the following tables, we have assumed that a recession would have the following effect on the operations of AerCo Group:

     - Aircraft values would fall on the first day of the recession to a given percentage of the assumed portfolio value. This decrease would trigger an increase in scheduled principal payment amounts being paid if amounts are available.

     - After a period of two years following the first day of the recession, lease rentals fall by a given percentage as aircraft are re-leased or lessees default. This would result in less cash flow being available to make payments of interest and principal on the notes.

     - The recession lasts a given period of time. Afterwards, the adjusted portfolio value returns to the assumed portfolio value on the first day after the recession. Two years following the end of the recession, lease rentals return to the assumed case.

     - Actual experience will likely differ from the assumptions we have used in preparing the following tables. Specifically, we can give no assurance that periods of weak traffic growth and lower demand for aircraft will be followed by periods of strong growth and high demand for aircraft nor can it be assured that following a recession aircraft values and lease rentals will return to assumed case levels. Because actual experience will likely differ from these assumptions, the actual maturities and weighted average lives of the notes will likely differ from what is shown in the tables below.

         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS B-2
                 NOTES ASSUMING A RECESSION LASTING THREE YEARS

DECLINE IN LEASE RENTALS AS A PERCENTAGE
  OF LEASE RENTALS........................          BASE CASE      BASE CASE - 5%  BASE CASE - 10%
ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE
  OF ASSUMED PORTFOLIO VALUE..............             100%            90%             80%

                                                 EXP       AVG    EXP       AVG    EXP       AVG
                                                 ----      ---    ----      ---    ----      ---
Recession begins at start of Year.......    1    7.9       6.8    7.9       6.9    7.9       6.9
                                            3    7.9       6.8    7.9       6.9    7.9       6.9
                                            5    7.9       6.8    7.9       6.8    7.9       6.9
                                           10    7.9       6.8    7.9       6.8    7.9       6.8

         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS B-2
                 NOTES ASSUMING A RECESSION LASTING FIVE YEARS

DECLINE IN LEASE RENTALS AS A PERCENTAGE
  OF LEASE RENTALS........................          BASE CASE      BASE CASE - 5%  BASE CASE - 10%
ADJUSTED PORTFOLIO VALUE AS A PERCENTAGE
  OF ASSUMED PORTFOLIO VALUE..............             100%            90%             80%

                                                 EXP       AVG    EXP       AVG    EXP       AVG
                                                 ----      ---    ----      ---    ----      ---
Recession begins at start of Year.......    1    7.9       6.8    7.9       6.9    7.9       6.9
                                            3    7.9       6.8    7.9       6.9    7.9       6.9
                                            5    7.9       6.8    7.9       6.8    7.9       6.9
                                           10    7.9       6.8    7.9       6.8    7.9       6.8

         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS C-2
                 NOTES ASSUMING A RECESSION LASTING THREE YEARS

DECLINE IN LEASE RENTALS AS A                                             BASE              BASE
  PERCENTAGE OF LEASE RENTALS........              BASE CASE         CASE - 5%        CASE - 10%
ADJUSTED PORTFOLIO VALUE AS A
  PERCENTAGE OF ASSUMED VALUE........                   100%               90%               80%

                                               EXP      AVG      EXP      AVG      EXP      AVG
                                               ----     ----     ----     ----     ----     ----
Recession begins at start of Year....    1      7.9      6.8      7.9      6.8      7.9      6.8
                                         3      7.9      6.8      7.9      6.8      7.9      7.0
                                         5      7.9      6.8      7.9      6.8      7.9      7.1
                                        10      7.9      6.8      7.9      6.8      7.9      6.8

         EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF SUBCLASS C-2
                 NOTES ASSUMING A RECESSION LASTING FIVE YEARS

DECLINE IN LEASE RENTALS AS A                                             BASE              BASE
  PERCENTAGE OF LEASE RENTALS........              BASE CASE         CASE - 5%        CASE - 10%
ADJUSTED PORTFOLIO VALUE AS A
  PERCENTAGE OF ASSUMED VALUE........                   100%               90%               80%

                                               EXP      AVG      EXP      AVG      EXP      AVG
                                               ----     ----     ----     ----     ----     ----
Recession begins at start of Year....    1      7.9      6.8      7.9      6.9      7.9      7.0
                                         3      7.9      6.8      7.9      6.8      7.9      7.4
                                         5      7.9      6.8      7.9      6.8      7.9      7.3
                                        10      7.9      6.8      7.9      6.8      7.9      6.8

     EFFECT OF PRINCIPAL ALLOCATION ACCORDING TO THE EXTENDED POOL FACTOR ONLY

     If available collections on a payment date are not sufficient to pay the principal amount that is to be paid on a class of notes on that payment date according to the order of priorities, then the available collections will be allocated to the subclasses in that class of notes which has a priority.

     We have prepared this table to show the effect of this allocation on the expected maturities and the weighted average lives of subclass A-4 notes if:

   - we issue additional notes to finance the acquisition of additional aircraft in the future but

   - AerCo Group's lease rentals are sufficient only to pay down the principal of those subclasses of notes in first priority for allocation of principal.

                                                                                EXTENDED POOL
                                                              BASE CASE             FACTOR
                                                            --------------      --------------
                                                            EXP       AVG       EXP       AVG
                                                            ----      ----      ----      ----
Subclass A-4..........................................      10.8       4.8      11.8       5.9

     EFFECTS OF NON-DELIVERY OF ADDITIONAL AIRCRAFT

     The following table shows the effect that the non-delivery of remaining aircraft (expressed as a percentage of the Initial Appraised Value) would have on the expected maturities and weighted average lives of the notes.

            EXPECTED MATURITIES AND WEIGHTED AVERAGE LIVES OF NOTES
  ASSUMING NON DELIVERY OF REMAINING AIRCRAFT BY STATED PERCENTAGE AT YEAR ONE

                          BASE CASE         BASE CASE +10%      BASE CASE +20%      BASE CASE +50%
                        --------------      --------------      --------------      --------------
                        EXP       AVG       EXP       AVG       EXP       AVG       EXP       AVG
                        ----      ----      ----      ----      ----      ----      ----      ----
Subclass A-3.........    1.9       1.9       1.9       1.9       1.9       1.9       1.9       1.8
Subclass A-4.........   10.8       4.8       9.7       3.5       7.8       2.4       1.0       0.9
Subclass B-2.........    7.9       6.8       7.9       6.4       7.9       5.8       7.9       4.1
Subclass C-2.........    7.9       6.8       7.9       6.2       7.9       5.6       7.9       3.9